Via Facsimile and U.S. Mail
Mail Stop 6010

December 23, 2008

C. Robert Quint
Executive Vice President and Chief Financial Officer
Radian Group Inc.
1601 Market Street
Philadelphia, PA 19103

Re: Radian Group Inc
  Form 10-K for the Fiscal Year Ended December 31, 2007
  Form 10-Q for the Fiscal Quarter Ended September 30, 2008
  File Number: 001-11356

Dear Mr. Quint:

       We have reviewed your November 25, 2008 response to our October 20, 2008 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2008

Notes to Unaudited Condensed Consolidated Financial Statements, page 7

1. In order to help us evaluate your response to prior comment one, please tell us whether all of your contracts with mark-to-market provisions are accounted for as derivatives. Revise your disclosures as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

2. Please refer to prior comment four. Please revise your proposed disclosure to clarify each of the terms used, including the Initial Average Number of Sustainable Credit Events, Current Average Number of Sustainable Credit Events and Minimum Number of Sustainable Credit Events. Also, please revise your disclosure to discuss

    the trends in each of these measures and the resulting impact and expected reasonably likely impact on the financial statements.

3. In order to help us evaluate your responses to prior comments 6, 10 and 17, please clarify why you believe it is appropriate to recognize an asset in situations where the net present value of the contractual premium exceeds the net present value of the fair premium. Please address how recording an asset is consistent with the underlying economic substance of your CDS contracts, and ensure that your response is not limited to the mathematical application of your valuation model.

4. Please refer to prior comment 14. Please provide us with proposed revised disclosure that addresses how you validate the output of the valuation models that you use to value your credit default swaps. For example, you may wish to discuss whether and how often you calibrate the model to market, back-test, or otherwise validate it.

* * * *

    Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

    You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Carlton Tartar, Accounting Branch Chief, at (202) 551-3387 if you have any questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                         Sincerely,

                         Jim B. Rosenberg
                         Senior Assistant Chief
                         Accountant